UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number: 1-9618

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NAVISTAR, INC.

RETIREMENT ACCUMULATION PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

NAVISTAR INTERNATIONAL CORPORATION

4201 Winfield Road, P.O. Box 1488

Warrenville, Illinois 60555

REQUIRED INFORMATION

Navistar, Inc. is the Plan Administrator of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”). The Plan is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan as of December 31, 2010 and 2009, and for the year ended December 31, 2010, and the schedules as of December 31, 2010, have been prepared in accordance with the financial reporting requirements of ERISA.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator for the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Navistar, Inc. Retirement Accumulation Plan

By:	Navistar, Inc. Plan Administrator

/s/ Richard C. Tarapchak
Richard C. Tarapchak
Vice President and Controller
(Principal Accounting Officer)

June 27, 2011

FINANCIAL STATEMENTS AND REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

NAVISTAR, INC. RETIREMENT ACCUMULATION PLAN

DECEMBER 31, 2010 AND 2009

C O N T E N T S

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Pension Fund Investment Committee

Navistar, Inc.

Participants and Administrator of Navistar, Inc. Retirement Accumulation Plan

We have audited the accompanying statements of net assets available for benefits of Navistar, Inc. Retirement Accumulation Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B, the Plan adopted new accounting guidance as of December 31, 2010 relating to the accounting for loans to participants.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 and schedule of delinquent participant contributions for the year ended December 31, 2010 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP GRANT THORNTON LLP Appleton, Wisconsin
June 27, 2011

Navistar, Inc. Retirement Accumulation Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2010	2009
Assets
Investment in Master Trust, at fair value	$594,939,256	$478,749,536

Receivables
Participant contributions	—	1,953,339
Employer retirement contributions	10,631	4,320,699
Employer matching contributions	—	697,953
Notes receivable from participants	11,725,921	9,964,437

Total receivables	11,736,552	16,936,428

Net assets available for benefits, at fair value	606,675,808	495,685,964

Proportionate share of adjustment from fair value to contract value for fully benefit-responsive investment contracts	1,607,425	6,702,828

NET ASSETS AVAILABLE FOR BENEFITS	$608,283,233	$502,388,792

The accompanying notes are an integral part of these statements.

Navistar, Inc. Retirement Accumulation Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2010

Net investment income from Master Trust (Note C)	$74,674,139

Interest income on notes receivable from participants	589,784

Contributions
Participant	36,880,504
Employer retirement	19,882,462
Employer matching	9,576,697
Rollovers from other qualified plans	2,422,601

Total contributions	68,762,264

Benefits paid to participants	(44,262,310)
Administrative expenses	(287,078)

Increase in net assets prior to transfers	99,476,799

Transfers from other qualified plans within Master Trust, net	4,418,862

Merger into the Plan	1,998,780

NET INCREASE	105,894,441

Net assets available for benefits
Beginning of year	502,388,792

End of year	$608,283,233

The accompanying notes are an integral part of this statement.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN

The following description of the Navistar, Inc. Retirement Accumulation Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General

The Plan is sponsored by Navistar, Inc. (the “Company”), the principal operating subsidiary of Navistar International Corporation (“Navistar”), to provide savings and retirement benefits for certain eligible salaried and hourly employees of the Company and of certain affiliates participating under the Plan who were first hired on or after January 1, 1996. The Plan was established January 1, 1996, and has subsequently been amended to maintain qualification under Sections 401(a), 401(k) and 501 of the Internal Revenue Code of 1986 (the “IRC”) and to modify the provisions of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2010, Continental Mfg. Company, Inc. (“Continental”) became a participating employer under the Plan with regard to its eligible non-represented employees. Effective April 30, 2010, the Continental Manufacturing 401(k) plan, the plan previously covering the Continental eligible non-represented employees and former Continental employees, merged with and into the Plan. Assets totaling $1,998,780 were transferred into the Plan.

Eligibility

Prior to July 1, 2009, participation in the Plan was limited to those eligible salaried employees of the Company whose initial hire date was on or after January 1, 1996 and to eligible salaried employees of certain affiliates. Effective July 1, 2009, participation includes those participants whose accounts were merged into the Plan, regardless of their initial date of hire.

Contributions and Vesting

Participant contributions may be made to the Plan on a pretax basis, an after-tax basis, or a combination of both. Pretax salary reduction contributions to the Plan are subject to annual maximum limits equal to the lesser of 90% of a participant’s eligible compensation or a prescribed Internal Revenue Service (“IRS”) dollar amount. Those participants who were age 50 or over during the Plan year had the ability to defer additional amounts on a pretax basis. After-tax contributions are subject to annual maximum limits of 90% of eligible compensation. The total of pretax and after-tax contributions cannot exceed 90% of eligible compensation. Both pretax and after-tax contributions may be elected at a minimum level of 1% of eligible compensation at any time. Subject to Company approval, certain eligible employees are allowed to make rollover contributions to the Plan, if such contributions satisfy applicable regulations.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN - Continued

Contributions and Vesting - Continued

Such employees are not required to be participants for any purpose other than their rollover account; however, no pretax salary reduction contributions may be made until such time as such employee would otherwise become eligible to and does elect participation in the Plan. Salary reduction contributions and rollover contributions are fully vested immediately.

The Plan permits, but does not require, the Company to make matching and retirement contributions. Such contributions are subject to a vesting schedule based upon the participant’s length of employment, and fully vest upon completion of five years of service. Different vesting schedules may apply to affiliated companies participating in the Plan. For those participants who are eligible for such matching contributions, the Company currently matches 50% of the first 6% of eligible pretax compensation deferred by the participant. Certain Company affiliates may have a different match subject to their respective benefits policy. Retirement contributions are allocated to eligible participants and are calculated as a percentage of eligible compensation, based on the participant’s age at the end of each calendar quarter.

Participant and Company contributions are subject to the combined annual addition limitation of IRC Section 415. Such limit is monitored throughout the Plan year.

Non-vested Company matching and retirement contributions are forfeited when a participant retires or terminates service. Such forfeitures may be used to offset future Company contributions or to pay administrative expenses of the Plan. At December 31, 2010 and 2009, forfeited non-vested accounts approximated $1,388,000 and $550,000, respectively. For the Plan year ended December 31, 2010, approximately $610,000 of forfeitures were used to offset Company contributions.

Investment Options

Participants direct the investment of their account balances and future contributions. Investment options during 2010 and 2009 consisted of funds classified as registered investment companies, common and collective funds, U.S. Government securities or Navistar International Corporation (“Navistar”) common stock.

Participant Accounts

Individual accounts are maintained for each Plan participant. Contributions and assets allocated to a specific investment fund are commingled with those of other participants and are invested in accordance with the nature of the specific fund. Realized gains and losses, unrealized appreciation and depreciation, and dividends and interest are allocated to participants based on their proportionate share of the funds. Fund managers’ fees are charged to participants’ accounts as a reduction of the return earned on each investment option. Most other administrative costs

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE A - DESCRIPTION OF THE PLAN - Continued

Participant Accounts - Continued

related to the Plan are paid directly by the Company. Beginning with the third quarter of 2009, participant accounts were assessed a quarterly record keeping fee of $6.50. Effective for the third quarter of 2010, the fee was adjusted downward to $4.44. Such fee will be reviewed yearly and may be adjusted upward or downward as appropriate.

Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of 50% of their vested account balance or $50,000. Company matching and retirement contributions are not available for loans. Loan transactions are treated as a transfer between the applicable investment funds and the loan fund. Loan terms range from one to five years, with the exception of loans made for the purchase of a principal residence, which may be repaid in installments over a period of up to ten years. The loans are secured by the balance in the participant’s account and bear interest at a rate equal to the prime rate plus one percentage point.

Payment of Benefits

Participants may request either an in-service or hardship withdrawal of certain of their account assets. Participants may only withdraw authorized pretax salary reduction contributions after attaining age 59-1/2, or on a hardship basis prior to attaining age 59-1/2. Company matching and retirement contributions and investment earnings thereon are not eligible for in-service withdrawal. The amount of any withdrawal, distribution, or loan is first charged against the participant’s interest in Plan investments other than the Navistar Stock Fund on a pro rata basis. Any subsequent distributions of an account invested in the Navistar Stock Fund may be made in the form of Navistar common stock.

A participant’s vested account is distributable at the time a participant separates from service with the Company, suffers a total and permanent disability or dies. When the participant terminates employment, the vested portion of the account will be distributed if the asset value is $1,000 or less. For mandatory distributions prior to the participant attaining normal retirement age, for amounts greater than $1,000 (but not more than $5,000), if the participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the participant in a direct rollover, or to receive the distribution directly, then the Plan will pay the distribution in a direct rollover to an individual retirement plan designated by the Plan administrator. If the asset value is more than $5,000, the participant has the option of receiving the account upon separation or deferring commencement until no later than the April 1 of the calendar year following the year in which the participant attains age 70 1/2. Accounts are distributed in a single sum prior to this date, or may be distributed at this date as a lump sum or a Required Minimum Distribution.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES

Basis of Presentation

The financial statements of the Plan are presented on the accrual basis of accounting.

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts, because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in investment contracts through a stable value fund that is separately managed as part of the Navistar, Inc. Master Trust (the “Master Trust”). As required, the statements of net assets available for benefits present the proportionate share of the fair value of the investment held by the Master Trust as well as the adjustment of the investment in the Master Trust from fair value to contract value relating to the fully benefit-responsive investment contracts. The statement of changes in net assets available for benefits is prepared on a contract-value basis.

Adoption of New Accounting Guidance

In January 2010, the Financial Accounting Standards Board (“FASB”) issued new accounting rules related to the disclosure requirements for fair value measurements. The new accounting rules require new disclosures regarding significant transfers between Levels 1 and 2 of the fair value hierarchy and the activity within Level 3 of the fair value hierarchy. The new accounting rules also clarify existing disclosures regarding the level of disaggregation of assets or liabilities and the valuation techniques and inputs used to measure fair value. The new accounting rules are effective for the Plan’s first fiscal year beginning after December 15, 2009, except for the disclosures about purchases, sales, issuances and settlements in the rollforward of activity in Level 3 fair value measurements. Those disclosures are effective for fiscal years beginning after December 15, 2010. With respect to matters other than the reconciliation of Level 3 measurements, the amendment has been adopted. The Plan is currently evaluating the impact this amendment will have on the financial statements’ Level 3 rollforward disclosure.

In September 2010, the FASB issued guidance clarifying the classification and measurement of participant loans by defined contribution plans. That guidance requires that participant loans be classified as notes receivable from participants and measured at their unpaid principal balance, plus any accrued but unpaid interest. The Plan adopted this new guidance in its December 31, 2010 financial statements and has reclassified participant loans of $9,964,437 for the year ended December 31, 2009 from investments to notes receivable from participants. Net assets of the Plan were not affected by the adoption of the new guidance.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES - Continued

Adoption of New Accounting Guidance - Continued

In May 2011, the FASB issued amendments to fair value measurement and disclosure requirements which result in common requirements in generally accepted accounting principles in the United States and International Financial Reporting Standards. The amendments change the wording used to describe many of the requirements for measuring fair value and for disclosing information about fair value measurements. Most of the amendments are not intended to result in a change in the application of the current requirements, but to clarify the intent about the application of the existing fair value measurement requirements. Other amendments change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The new guidance is effective for the annual period beginning after December 15, 2011. The Plan’s management is currently assessing the impact these amendments will have on future financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Risks and Uncertainties

Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, and that such changes could materially affect the amounts reported in the financial statements.

Investment Valuation

The Plan follows guidance on accounting for fair value measurements which:

•

Defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and establishes a framework for measuring fair value,

•	Provides a hierarchy of fair value measurement based upon the observability of inputs used to value assets and liabilities,

•	Requires consideration of nonperformance risk, and

•	Requires disclosures about the methods used to measure fair value.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation - Continued

The Plan uses a three-level hierarchy of measurements based upon the reliability of observable and unobservable inputs used to arrive at fair value. Observable inputs are independent market data, while unobservable inputs reflect the Plan management’s assumptions about valuation. Depending on the inputs, the Plan classifies each fair value measurement as follows:

•	Level 1 – based upon quoted prices for identical instruments in active markets,

•

Level 2 – based upon quoted prices for similar instruments, prices for identical or similar instruments in markets that are not active, or model-derived valuations all of whose significant inputs are observable, and

•	Level 3 – based upon one or more significant unobservable inputs.

The following describes the methods and significant assumptions used to estimate fair value of the Plan’s investments:

The Plan’s investment in the Master Trust is presented at fair value, which has been determined based on the fair value of the underlying investments of the Master Trust.

The investments held by the Master Trust are valued as follows:

U.S. Government securities: Valued at the closing price reported on the active market on which the security is traded.

Wrapper contracts: Valued using the market approach discounting methodology, which incorporates the difference between current market level rates for contract level wrap fees and the wrap fee being charged. The difference is calculated as a dollar value and discounted by the prevailing interpolated swap rate as of period end.

Common and collective funds: Valued at the net asset value (“NAV”) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV’s unit price is quoted on a private market that is not active.

Registered investment companies (mutual funds): Valued at the NAV of shares held by the plan at year end, which is obtained from an active market.

Common stock: Valued at the closing price reported on the active market on which the security is traded.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - Continued

Investment Valuation – Continued

See Note C – Master Trust for the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010 and 2009.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition

Security transactions are accounted for on the trade-date basis. Dividend income is accrued on the ex-dividend date. Interest income is recorded on the accrual basis.

Participant Withdrawals

As of December 31, 2010 and 2009, there were no benefits which were due to former participants who have withdrawn from participation in the Plan. Benefits are recorded when paid.

Administrative Fees

Most administrative expenses of the Plan are paid by the Company.

Transfers

Transfers between the Plan and the other plans participating in the Master Trust occur when a participant incurs a change in job status, or a job transfer to another affiliate, that makes the participant ineligible to participate in their current plan and requires the transfer of their account balance to another plan within the Master Trust for which they are eligible. During 2010, net transfers of $4,418,862 were transferred into the Plan for such changes from other plans within the Master Trust.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - MASTER TRUST

All of the Plan’s investment assets are held in a trust account at JPMorgan Chase Bank (the “Trustee”) and consist of a divided interest in an investment account of the Master Trust, a master trust established by the Company and administered by the Trustee. Use of the Master Trust permits the commingling of Plan assets with the assets of other defined contribution plans sponsored by the Company and its affiliated companies for investment and administrative purposes. Although assets of all plans are commingled in the Master Trust, the Trustee maintains supporting records for the purpose of allocating the net gain or loss of the investment account to the participating plans. The net investment income of the investment assets is allocated by the Trustee to each participating plan based on the relationship of the interest of each plan to the total of the interests of the participating plans.

The participating plans in the Master Trust net assets (after adjustment from fair value to contract value for fully benefit-responsive investment contracts) and their respective percent interests as of December 31, 2010 and 2009, calculated on a cash basis, are as follows:

	2010	2009
Navistar, Inc. 401(k) Plan for Represented Employees	20.62%	24.16%
Navistar, Inc. Retirement Accumulation Plan	79.38	75.84

The following table presents the carrying value of investments of the Master Trust as of December 31:

	2010	2009
U.S. Government securities	$—	$525,293
Wrapper contracts	—	—
Common and collective funds	406,265,349	354,550,555
Registered investment companies	322,868,926	258,788,401
Navistar common stock	20,063,487	16,367,356

Total investments, at fair value	749,197,762	630,231,605
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	2,282,538	9,886,725

Net investments	$751,480,300	$640,118,330

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - MASTER TRUST - Continued

The net investment earnings of the Master Trust for the year ended December 31, 2010, are summarized below:

Dividend and interest income
Common and collective funds	$28,001
Navistar common stock	1,173
Registered investment companies	6,057,672

Total dividend and interest income	6,086,846

Net realized and unrealized appreciation in fair value of investments
Common and collective funds	30,332,026
Registered investment companies	48,921,666
Navistar common stock	7,793,519

Net appreciation in fair value of investments	87,047,211

Net investment income	$93,134,057

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - MASTER TRUST - Continued

The following tables present the Master Trust’s investments by level within the fair value hierarchy as of December 31, 2010 and 2009:

2010	Level 1	Level 2	Level 3	Total

Common and collective funds
Cash equivalents (a)	$—	$2,908,346	$—	$2,908,346
Target date (b)	—	133,650,265	—	133,650,265
Index (c)	—	55,762,453	—	55,762,453
Fixed income (d)	—	213,944,285	—	213,944,285

Total common and collective funds	—	406,265,349	—	406,265,349
Registered investment companies
Equities
Multi Cap Value	63,892,163	—	—	63,892,163
Large Cap Value	27,422,792	—	—	27,422,792
Large Cap Growth	65,888,647	—	—	65,888,647
Small Cap Core	57,896,673	—	—	57,896,673
Mid Cap Growth	67,793,316	—	—	67,793,316
International Core	39,975,335	—	—	39,975,335

Total registered investment companies	322,868,926	—	—	322,868,926
Navistar common stock	20,063,487	—	—	20,063,487

Total assets at fair value	$342,932,413	$406,265,349	$—	$749,197,762

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - MASTER TRUST - Continued

2009	Level 1	Level 2	Level 3	Total
U.S. Government securities	$525,293	$—	$—	$525,293
Common and collective funds
Cash equivalents (a)	—	6,301,377	—	6,301,377
Target date (b)	—	103,556,296	—	103,556,296
Index (c)	—	48,657,916	—	48,657,916
Fixed income (d)	—	196,034,966	—	196,034,966

Total common and collective funds	—	354,550,555	—	354,550,555
Registered investment companies
Equities
Multi Cap Value	52,905,045	—	—	52,905,045
Large Cap Value	22,826,685	—	—	22,826,685
Large Cap Growth	58,089,493	—	—	58,089,493
Small Cap Core	40,285,891	—	—	40,285,891
Mid Cap Growth	49,509,722	—	—	49,509,722
International Core	35,171,565	—	—	35,171,565

Total registered investment companies	258,788,401	—	—	258,788,401
Navistar common stock	16,367,356	—	—	16,367,356

Total assets at fair value	$275,681,050	$354,550,555	$—	$630,231,605

The common and collective trust funds do not have a readily determinable fair value and are valued at their net asset value per share as provided by the funds’ administrators. The following provides additional information regarding these funds:

(a)	The investment strategy of this category is to seek capital preservation and a high degree of liquidity. Redemption is permitted daily with written notice.

(b)	The investment strategy of this category is to provide stability to investors as retirement approaches through a diversified fund of funds portfolio of stock and bond funds. The percentage of stock funds will gradually decrease and the percentage of bond funds will gradually increase as time gets closer to each fund’s target date. Redemption from these funds, on a Plan level, is permitted at the end of each month with 30 days written notice. Such advance notice may be waived if mutually agreed by both parties.

(c)	The investment strategy of this category is to provide exposure to a broad equity market and to mirror the aggregate price and dividend performance of the S&P 500 Index. Redemption is permitted daily with written notice.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE C - MASTER TRUST - Continued

(d)	The investment strategy of this category is (i) to protect principal from market fluctuations and produce relatively predictable returns that should exceed those of money market funds and (ii) to provide a high total return consistent with moderate risk of capital and daily access to assets by investing in diversified fixed-income portfolios. Redemption is permitted daily with written notice.

NOTE D - INVESTMENT CONTRACTS

The Plan provides participants a stable value investment option that simulates the performance of a guaranteed investment contract, whereby participants execute Plan transactions at contract value. Contract value represents contributions made to the fund, plus earnings, less participant withdrawals and administrative expenses. The stable value fund is managed for the Plan by the Trustee and invests in a short-term collective fund and synthetic guaranteed investment contracts (“synthetic GICs”). A synthetic GIC is an insurance wrapper contract paired with an underlying investment. The Plan’s synthetic GICs are held in the Master Trust and are comprised of a fixed income collective fund and several wrapper contracts entered into with different financial institutions. As described in Note B, the synthetic GICs in the stable value investment option are fully benefit-responsive and are therefore included in the Plan’s Investment in Master Trust on the Statements of Net Assets Available for Benefits at the fair value of the fixed income collective fund and wrapper contracts with an adjustment from fair value to contract value for the fully benefit responsive contracts. There are no reserves against contract values for credit risk of the financial institutions or otherwise.

There are certain events not initiated by Plan participants that limit the ability of the Plan to transact with the issuer of a synthetic GIC at its contract value. Examples of such events include: the Plan’s failure to qualify under the Internal Revenue Code (“IRC”) as amended; full or partial termination of the Plan; involuntary termination of employment as a result of a corporate merger, divestiture, spin off, or other significant restructuring, which may include early retirement incentive programs or bankruptcy; changes to the administration of the Plan which decreases participant or employer contributions, the establishment of a competing Plan by the Company, the introduction of a competing investment option, or other Plan amendment that has not been approved by the contract issuers; dissemination of a participant communication that is designed to induce participants to transfer assets from the stable value option; or events resulting in a material adverse financial impact on the contract issuer, including changes in the IRC, laws or

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE D - INVESTMENT CONTRACTS - Continued

regulations. Specific coverage provided by each synthetic GIC may be different for each issuer, and can be found in the individual traditional synthetic GIC contract. The Plan administrator does not believe that the occurrence of any of the aforementioned events, which would limit the Plan’s ability to transact with the issuer of a synthetic GIC at its contract value with participants, is probable.

Contracts issuers are not allowed to terminate any of the synthetic GICs and settle at an amount different from contract value unless there is a breach of the contract by the issuer or the Plan which is not corrected within the applicable cure period.

The average yield based on actual earnings for the stable value fund was approximately 3.32% for the year ended December 31, 2010. The average yield based on the interest rate credited to participants, was approximately 2.15% for the year ended December 31, 2010.

NOTE E - CONTINGENCIES

In December 2007, a complaint, which was subsequently amended in May 2008, was filed in the United States District Court, Northern District of Illinois, against Navistar by Norfolk County Retirement System and Brockton Contributory Retirement System (collectively “Norfolk”).

The plaintiffs in the Norfolk case alleged they were shareholders suing on behalf of themselves and a class of other shareholders who purchased shares of Navistar common stock between February 14, 2003 and July 17, 2006. At all times during the class period a Navistar common stock fund was available to Plan participants as an investment alternative. The amended complaint alleged that the defendants, which included Navistar, one of its executive officers, two of its former executive officers, and Navistar’s former independent accountants, Deloitte & Touche LLP (“Deloitte”), violated federal securities laws by making false and misleading statements about Navistar’s financial condition during that period. In March 2008, the Court appointed Norfolk County Retirement System and the Plumbers Local Union 519 Pension Trust as joint lead plaintiffs. As reported to the Court on November 4, 2010, the parties entered into a tentative settlement to resolve the matter. Pursuant to the proposed settlement, Navistar agreed to cause $13 million to be paid to a settlement fund and, in return, plaintiffs would dismiss the lawsuit with prejudice and provide a release of all claims that relate in any manner to the allegations, facts or any other matter whatsoever set forth in or otherwise related, directly or indirectly to the allegations in the complaint. The proposed settlement agreement also contained, among other provisions, a statement that each of the defendants denied and continues to deny having committed or intended to commit any violations of law or any wrongdoing whatsoever, that each of the defendants did not make any admission of liability, and that the defendants entered into the settlement solely because it would eliminate the burden, risk and expense of

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE E - CONTINGENCIES - Continued

further litigation and would fully and finally resolve all of the claims released by plaintiffs. The proposed settlement required approval by the Court before it became final. On January 25, 2011, the Court entered an order preliminarily approving the proposed settlement. Notice of the proposed settlement was provided to the class, and class members had the opportunity to decide to opt in to the settlement, opt out of the settlement, object to the settlement, or do nothing.

In December 2006, the Company engaged Fiduciary Counselors, Inc. (“Fiduciary Counselors”) as an independent fiduciary with certain oversight responsibilities for the Navistar common stock fund within the Plan. On April 8, 2011, the Company also engaged Fiduciary Counselors as an independent fiduciary to evaluate the proposed Norfolk settlement on behalf of the Plan. Fiduciary Counselors evaluated the proposed settlement and determined the Plan should opt in. On May 27, 2011, the Court entered an order finally approving the settlement and dismissing the case with prejudice. Fiduciary Counselors facilitated the filing of necessary proof of claim documentation by the June 14, 2011 due date for filing claims. The portion of the proposed settlement to be received by the Plan and allocated to appropriate Plan participants’ accounts has not yet been determined.

NOTE F - TAX STATUS OF THE PLAN

The Plan obtained a determination letter dated September 17, 2002, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated, in all material respects, in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes is included in the Plan’s financial statements.

In December 2010, the Plan filed an application with the IRS requesting an updated determination letter from the IRS for the continued qualification of the Plan. A response has not yet been received from the IRS.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2000.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE G - PLAN TERMINATION

Although the Company expects to continue the Plan indefinitely, the Company, at its discretion, reserves the right to amend, modify, suspend, or terminate the Plan, provided that no such action shall deprive any person of any rights to contributions made under the Plan. If the Plan is terminated or contributions thereto have been completely discontinued, the rights of all participants to the amounts credited to their accounts shall be non-forfeitable and the interest of each participant in the funds will be distributed to such participant or his or her beneficiary in accordance with the Plan terms and ERISA. If the Plan is terminated, Plan participants will become fully vested in any funds allocated to them.

NOTE H - RELATED-PARTY TRANSACTIONS

Certain Master Trust investments are shares of registered investment companies managed by JPMorgan. JPMorgan Retirement Plan Services is the record keeper as defined by the Master Trust and, therefore, these transactions qualify as party-in-interest transactions. Also qualifying as party-in-interest transactions are transactions relating to participant loans and Navistar International Corporation stock. Fees paid by the Plan for the investment management services are computed as a basis point reduction of the return earned on each investment option, and are included in the net earnings of the Master Trust.

NOTE I - DELINQUENT PARTICIPANT CONTRIBUTIONS

During the plan year ended December 31, 2009, there was a deemed loan made to the Company when contributions and interest related to late participant contributions in 2009 were deemed to have not been remitted to the employee’s account maintained by the custodian in the time frame mandated by the DOL regulations. The Company remitted the contributions and accrued interest in early 2010.

The Company notified the Department of Labor, Employee Benefits Security Administration (“EBSA”) through the EBSA Voluntary Fiduciary Correction Program (“VFCP”) of the late remittance. The EBSA responded to the Company with a no action letter.

Navistar, Inc. Retirement Accumulation Plan

NOTES TO FINANCIAL STATEMENTS - CONTINUED

December 31, 2010 and 2009

NOTE J - RECONCILIATION TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 as of December 31:

	2010	2009

Net assets available for benefits per financial statements	$608,283,233	$502,388,792
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts	(1,607,425)	(6,702,828)

Net assets available for benefits per Form 5500	$606,675,808	$495,685,964

Investments in collective trusts are required to be reported at fair value on the Form 5500.

The following is a reconciliation of changes in net assets per the financial statements to the Form 5500 for the year ended December 31, 2010:

Change in net assets per financial statements	$105,894,441
Proportionate share adjustment to fair value from contract value for interest in Master Trust relating to fully benefit-responsive investment contracts
Current year	(1,607,425)
Prior year	6,702,828

Change in net assets of Plan per Form 5500	$110,989,844

NOTE K - SUBSEQUENT EVENTS

The Company has evaluated subsequent events from December 31, 2010 through the date these financial statements were available to be issued. There were no subsequent events that require recognition or additional disclosure in these financial statements of the Plan.

SUPPLEMENTAL SCHEDULES

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

Identity of issue	Description of investment	Cost**	Current value

*Various participants	Participant loans at interest rates of 4.0% to 10.5%		$11,725,921

*	Party-in-interest.
**	Cost information is not required for participant-directed investments and, therefore, is not included.

Navistar, Inc. Retirement Accumulation Plan

SCHEDULE H, LINE 4a - SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS

For the year ended December 31, 2010

Participant Contributions Transferred Late to Plan	Total That Constitute Nonexempt Prohibited Transactions			Total Fully Corrected Under VFCP and PTE 2002-51
Check Here if Late Participant Loan Repayments are Included: X	Contributions Not Corrected	Contributions Corrected Outside of VFCP	Contributions Pending Correction in VFCP
$26,320	$—	$—	$—	$26,320